JonesTrading Institutional Services LLC
Third Avenue, 23rd Floor
New York, NY 10017

October 1, 2019

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re: Monopar Therapeutics Inc. (the “Company”)
Registration Statement on Form S-1
File No. 333-233303

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), and as representative of the several underwriters of the Company’s proposed public offering, we wish to advise you that we hereby join with the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:00PM ET on October 2, 2019, or as soon thereafter as is practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that we have distributed 78 copies of the preliminary prospectus dated September 12, 2019, through the date hereof, to prospective underwriters, institutional investors, dealers and others.

We, the undersigned, as representative of the several underwriters, have complied and will continue to comply, and we have been informed by the participating underwriters and dealers that they have complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

  Very truly yours,

JonesTrading Institutional Services LLC

By:	/s/ Burke Cook
Name: Burke Cook
Title: General Counsel